CupCrew, LLC
Inception Date Balance Sheet
(Unaudited)

	February 22, 2023
ASSETS	
Cash	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND MEMBERS' DEFICIT	
Consulting fee payable	$ 1,092,000
Total current liabilities	1,092,000
Total liabilities	1,092,000
Commitments and contingencies	-
Members' capital	
Accumulated deficit	(1,092,000)
Total members' deficit	(1,092,000)
Total liabilities and members' equity	$ -